UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 6, 2024, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), entered into certain subscription agreements (the “Subscription Agreements”) with 12 investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, of the Company (“Ordinary Shares”) at a price of $1.00 per Ordinary Share (collectively, the “Private Placement”). The Subscribers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Ordinary Shares for the account or benefit of any U.S. person.

The Company expects to close the Private Placement on or about August 22, 2024 and receive gross proceeds of $10 million. The Ordinary Shares to be issued in the Private Placement are not subject to the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements. A copy of the form of such Subscription Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: August 7, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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